Mail Stop 3233

                                                                 December 26,
2017


     Via Email
     Mr. Bryan McLaren
     Chief Executive Officer
     Zoned Properties, Inc.
     14300 N. Northsight Blvd., #208
     Scottsdale, AZ 85260


            Re:    Zoned Properties, Inc.
                   Form 10-K
                   Filed March 27, 2017
                   File No. 000-51640

     Dear Mr. McLaren:

             We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments.

     Notes to Consolidated Financial Statements

     Note   12 Concentrations, page F-22

     1. We note that for the year ended December 31, 2016 rental revenues associated with lease agreements with companies owned by a beneficial stockholder of the company represent
            87.1% of total revenues. We also note that you primarily structure lease agreements using a triple-net lease model. Please tell us whether any groups of properties rented to a single tenant represent more than 20% of your total assets as of December 31, 2016. To the extent you do have a significant asset concentration leased to a single tenant, please tell us whether you have considered providing full audited financial statements of that tenant.
 Bryan McLaren
Zoned Properties, Inc.
December 26, 2017
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3395 with any questions.


                                                          Sincerely,

                                                          /s/ Isaac Esquivel

                                                          Isaac Esquivel
                                                          Staff Accountant
                                                          Office of Real Estate
and
                                                          Commodities